UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F


APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES


I.   GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check ONLY ONE: for descriptions,
     SEE Instruction 1 above):

     / /  MERGER

     /X/  LIQUIDATION

     / /  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     / /  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Index Plus Fund, Inc. (the "Fund")


3.   Securities and Exchange Commission File No.: 811-21170


4.   Is this an initial Form N-8F or an amendment to previously filed
     Form N-8F?

       / /  Initial Application     /X/  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      Index Plus Fund, Inc., 8150 N. Central Expressway  #101, Dallas,
      Texas 75206.




6.Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Steven Adams
        Index Pus Fund, Inc.
        8150 N. Central Expressway  #101
        Dallas, Texas 75206
        (214) 360-7410

7.Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
    270.31a-1,.31a-2]:

     Steven Adams
     Adams Asset Advisors, LLC
     8150 N. Central Expressway  #101
     Dallas, Texas 75206


     Note: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
           PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

       /X/  Management Company;

       / /  Unit investment trust; or

       / /  Face-amount certificate company.


9.Subclassification if the fund is a management company (check only one):

       /X /  Open-end                / /  Closed-end


10.State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

        Texas


11.Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Adams Asset Advisors, LLC
      8150 N. Central Expressway  #101
      Dallas, Texas 75206



12.Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:  Not
     Applicable

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):


14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

        / /  Yes           /X/  No

        If Yes, for each UIT state:
          Name(s):

          File No.: 811-______

          Business Address:


15.(a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/  Yes                / /  No

          If Yes, state the date on which board vote took place:
          December 1, 2005

          If No, explain:


(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/  Yes                / /  No

          If Yes, state the date on which the shareholder vote took
          place:   December 1, 2005

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          /X/  Yes      / /  No

(a) If Yes, list the date(s) on which the fund made those distributions: 1/5/2006

     (b)  Were the distributions made on the basis of net assets?

          /X/  Yes      / /  No

(c) Were the distributions made PRO RATA based on share ownership? Only One remaining shareholder

          /X /  Yes      / /  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     Fund has only one remaining shareholder. Remaining assets will be distributed to thisw shareholder.

(e) LIQUIDATIONS ONLY:

          Were any distributions to shareholders made in kind?

          / /  Yes      /X/  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     / /  Yes           / /  No

          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18.Has the fund distributed ALL of its assets to the fund's shareholders?

     /X/  Yes           / /  No

          The Fund has only one remaining shareholder and any remaining net asset value will be distributed as soon as remaining dividends are paid from previous securities held. The Fund has cash assets only.


     If No,

(a) How many shareholders does the fund have as of the date this form is filed? One

     (b) Describe the relationship of each remaining shareholder to the fund: Portfolio Manager

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     / /  Yes           /X/  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

          The Fund has only one remaining shareholder and any remaining net asset value will be distributed as soon as remaining dividends are paid from previous securities held and year end distribution is made. The Fund has cash assets only.


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     / /  Yes           /X/  No

     If Yes,

     (a)  Describe the type and amount of each asset retained by the
fund as of the date this form is filed:     Cash: $36,000

     (b)  Why has the fund retained the remaining assets?

          The Fund must make an income distribution of about $32,000 by 12/31/05 and is waiting to receive about $2,000 in dividends due from securities previously sold.

     (c)  Will the remaining assets be invested in securities?

          / /  Yes                /X/  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     //  Yes                     /X/  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:


     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:
                         Approximately $2,000, however, the Advisor is contractually required to pay all Fund expenses

     (b)  How were those expenses allocated?  Advisor paid all expenses

          Those expenses were allocated pro rata based on share ownership.

     (c)  Who paid those expenses?

          Those expenses were paid by the Advisor.

(d) How did the fund pay for unamortized expenses (if any)?
(e)

          Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     / /  Yes                     /X/  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

     / /  Yes                     /X/  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     / /  Yes                     /X/  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement had NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Index Plus Fund, Inc. (the "Fund"), (ii) she is the Chief Executive Officer and President of the Fund and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                  /s/ Laura S. Adams
                                  ----------------
                                  Name:  Laura S. Adams
                                  Title: President